

August 4, 2011

Via Facsimile
Mr. Simon Westbrook
Chief Financial Officer
IN Media Corporation
4920 El Camino Real, Suite 100
Los Altos, CA 94022

> **Re:** **IN Media Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Response Letter Dated July 13, 2011**
> **File No. 333-146263**

Dear Mr. Westbrook:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1. Business

Products, page 4

1.   We note your response to comment two of our letter dated June 15, 2011. Please confirm to us that the amendment to your Form 10-K will include the information contained in your response. We further note your statement that you intend to enter into a formal written agreement to document the arrangement between the company and Numerity

Corporation. Please note that you may need to file the written agreement as an exhibit to your next Exchange Act report, pursuant to Item 601(b)(10) of Regulation S-K, for the period in which you execute the written agreement. Additionally, please tell us what consideration you gave to filing a written description of the oral agreement as an exhibit to your Form 10-K for the fiscal year ended December 31, 2010. Refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Financial Statements

Balance Sheets

2.   We note your response to our prior comment number six including your statement that the "extended credit can be terminated **at any time**, subject to either party giving notice to the other." Based on this provision, it remains unclear to us how you determined that this debt is not essentially due on demand and required to be classified in current liabilities. Please be advised that unless the debtor has committed in writing to **not** demand repayment for more than one year after the financial statement date, classifying the debt as long term would not be appropriate.

Statements of Cash Flows, page 22

3.   We note your response to our prior comment number seven. Please refer to ASC 250-10-50-7 for guidance regarding disclosure requirements for your financial statement revisions. Please also advise your auditor to consider any required revision to their report.

Note 3 – Significant Accounting Policies

H) Convertible Debt Instruments, page 26

4.   We note your response to our prior comment number nine. It is unclear whether you believe the conversion feature associated with your convertible debt should be accounted for under ASC 815 or ASC 470. Please advise. If you conclude the conversion feature should be accounted for under ASC 470, it is unclear why this would present a challenge or result in substantial cost to the company. Please contact us if you wish to discuss.

Item 9A. Controls and Procedures, page 29

Management's Annual Report on Internal Control over Financial Reporting, page 29

5.   We note your response to comment 11 of our letter dated June 15, 2011. In your response to comment 11, you reference your response to comment 10, and you discuss disclosure controls and procedures as well as internal control over financial reporting.

Please note that prior comment 10 referred to disclosure controls and procedures while prior comment 11 referred to internal control over financial reporting. Additionally, the disclosure in your Form 10-K clearly indicates that the material weaknesses you identify on page 30 were applicable to the company at December 31, 2010 instead of simply weaknesses that may arise upon achieving significant growth in transactions. We also note disclosure that you had discussed your material weaknesses with your independent registered public accounting firm. Further, the requirement to assess and disclose internal controls is as of the end of the most recent fiscal year and is not to be made based on a hypothetical level of future operations. If these material weaknesses existed in your internal control over financial reporting, you should not delete your disclosure of them as you undertake to do in your response. However, if you now believe that these material weaknesses did not exist at December 31, 2010, please provide us with your detailed analysis as to why they did not exist at that date and why they would only exist upon achieving a significant growth in transactions. Finally, you cannot conclude that your internal control over financial reporting was effective if material weaknesses existed. Please amend your filing accordingly.

6.   We note your response to comment 12 of our letter dated June 15, 2011, and we reissue the comment. If, as indicated in your Form 10-K, the material weaknesses you identify existed in your internal control over financial reporting at December 31, 2010, please tell us how management was able to conclude that your disclosure controls and procedures were effective as of that date. Please be reasonably detailed in your response, and explain why each of the specific material weaknesses did not impact disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Your explanation should also be included in your Item 9A disclosure.

Changes in Internal Controls over Financial Reporting, page 30

7.   We note your response to comment 13 of our letter dated June 15, 2011. Please amend your Form 10-K to clarify whether you have, in the fourth fiscal quarter of 2010, used third party specialists to address shortfalls in staffing and to assist you with accounting and finance responsibilities and whether you have increased the frequency of independent reconciliations of significant accounts. Your disclosure states that you will "continue" or "increase the frequency" of these actions to improve internal controls. This suggests that you are already taking these actions, rather than contemplating doing them in the future as suggested by your response to comment 13. If you performed these activities in the fourth fiscal quarter, please explain to us why you have stated that no changes have been made to your internal control over financial reporting.

Executive Compensation, page 33

8.   We note your response to comment 15 of our letter dated June 15, 2011. In the amendment to your Form 10-K, please ensure that you discuss, in your Regulation S-K Item 404 disclosure, all amounts payable to Numerity Corporation during the fiscal year covered by the report. In this regard, we note that your proposed disclosure on page 9 of your letter dated May 23, 2011 does not appear to discuss the $207,500 referenced in note (a) to the Summary Compensation Table.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749, Pam Long, Assistant Director at (202) 551-3765 or me at (202) 551- 3768 with any other questions.

                                                Sincerely,

                                                /s/ W. John Cash

                                                W. John Cash
                                                Branch Chief